                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                              (AMENDMENT NO. 2)(1)

                             MATRIA HEALTHCARE, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                -----------------

                                    576817100
                                 (Cusip Number)

                                  JEFF MCCURDY
                            40301 FISHER ISLAND DRIVE
                          FISHER ISLAND, FLORIDA 33109
                          TELEPHONE NO.: (305) 531-2700
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  JULY 9, 2001
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                         (Continued on following pages)

                               (Page 1 of 6 Pages)
================================================================================
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 576817100                   13D                      PAGE 2 OF 6 PAGES


----------------------------------------------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Gainor Medical Management, LLC                                 58-2180682

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a)  [ ]
                                                                                            (b)  [ ]
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3        SEC USE ONLY


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4        SOURCE OF FUNDS*
         N/A
----------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or
         2(e)                                                                                    [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Georgia

----------------------------------------------------------------------------------------------------------------------
NUMBER OF                 7   SOLE VOTING POWER                                                               None
SHARES         -------------------------------------------------------------------------------------------------------
BENEFICIALLY              8   SHARED VOTING POWER                                                             None
OWNED BY       -------------------------------------------------------------------------------------------------------
EACH                      9   SOLE DISPOSITIVE POWER                                                          None
REPORTING      -------------------------------------------------------------------------------------------------------
PERSON WITH              10   SHARED DISPOSITIVE POWER                                                        None
----------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                                            None
----------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                                         [ ]

----------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            0%
----------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         OO
----------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 576817100                   13D                      PAGE 3 OF 6 PAGES


----------------------------------------------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Gainor Medical U.S.A. Inc.

----------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a)  [ ]
                                                                                            (b)  [ ]
----------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY


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4        SOURCE OF FUNDS*
         N/A
----------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or
         2(e)
                                                                                                 [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         California

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NUMBER OF                 7   SOLE VOTING POWER                                                               None
SHARES         -------------------------------------------------------------------------------------------------------
BENEFICIALLY              8   SHARED VOTING POWER                                                             None
OWNED BY       -------------------------------------------------------------------------------------------------------
EACH                      9   SOLE DISPOSITIVE POWER                                                          None
REPORTING      -------------------------------------------------------------------------------------------------------
PERSON WITH              10   SHARED DISPOSITIVE POWER                                                        None
----------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                                            None
----------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                                         [ ]

----------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                             0%
----------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
----------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 576817100                   13D                      PAGE 4 OF 6 PAGES


----------------------------------------------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Mark J. Gainor

----------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a)  [ ]
                                                                                            (b)  [ ]
----------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
----------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or
         2(e)                                                                                    [ ]

----------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada

----------------------------------------------------------------------------------------------------------------------
NUMBER OF                 7   SOLE VOTING POWER                                                               1,042
SHARES         -------------------------------------------------------------------------------------------------------
BENEFICIALLY              8   SHARED VOTING POWER                                                             None
OWNED BY       -------------------------------------------------------------------------------------------------------
EACH                      9   SOLE DISPOSITIVE POWER                                                          1,042
REPORTING      -------------------------------------------------------------------------------------------------------
PERSON WITH              10   SHARED DISPOSITIVE POWER                                                        None
----------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                                            1,042
----------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                                         [ ]

----------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                        Less than 5%
----------------------------------------------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*
         IN
----------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 576817100                   13D                      PAGE 5 OF 6 PAGES


              This Amendment No. 2 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D originally filed on January 29, 1999, as amended by Amendment No. 1 to Schedule 13D filed on July 15, 1999 (as amended, the "Schedule 13D"), with respect to the Common Stock, par value $0.01 per share (the "Common Stock"), of Matria Healthcare, Inc. (the "Issuer"). Only those items which are hereby reported are amended. All other items remain unchanged. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

ITEM 4.       PURPOSE OF TRANSACTION.

         The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

         On July 9, 2001, Mark J. Gainor ("Mark Gainor") resigned from the Issuer's board of directors.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

         Gainor Medical Management, LLC ("GMM") beneficially owned 1,555,555 shares of Common Stock (based on its ownership of (i) a warrant to purchase 1,000,000 shares of Issuer's Common Stock and (ii) 10,000 shares of Issuer's Series A convertible preferred stock which were convertible into 555,555 shares of Issuer's Common Stock) and 35,000 shares of Issuer's Series B redeemable preferred stock. Pursuant to a privately negotiated Securities Purchase Agreement (which is filed as Exhibit 7.4 hereto and is incorporated by reference into this Item 5), dated May 10, 2001, among the Issuer, GMM, Mark Gainor and SZ Investments, LLC, on June 29, 2001 and July 9, 2001, the Issuer repurchased from GMM the 1,555,555 shares of its Common Stock (representing approximately 17.6% of the Issuer's outstanding Common Stock), the 35,000 shares of its Series B redeemable preferred stock and the subordinated notes beneficially owned by GMM (the "Securities") for an aggregate amount of approximately $59 million. GMM sold its Series A convertible preferred stock and Series B redeemable preferred stock for approximately $41 million. GMM sold the warrant for $3.37 million. GMM sold the subordinated notes for approximately $14.9 million. As a result of the repurchase of the Securities by the Issuer, GMM, Mark Gainor and the successor in interest to Gainor Medical U.S.A. Inc. will no longer file reports pursuant to Rule 13d; however, Mark Gainor, in his individual capacity, will continue to beneficially own 1,042 shares of Common Stock subject to purchase upon the exercise of options he was granted during his tenure as a member of the Issuer's board of directors.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

         The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

7.4      **       Securities Purchase Agreement, dated May 10, 2001, among
                  Matria Healthcare, Inc., Gainor Medical Management, LLC, Mark
                  J. Gainor and SZ Investments, LLC.


--------------
**    Filed herewith

CUSIP NO. 576817100                   13D                      PAGE 6 OF 6 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:        July 23, 2001.


                                          GAINOR MEDICAL MANAGEMENT, LLC



                                          By:  /s/ Mark J. Gainor
                                               --------------------------------
                                               Mark J. Gainor, President


                                          MARK J. GAINOR



                                          /s/ Mark J. Gainor
                                          -------------------------------------


                                          GAINOR MEDICAL U.S.A. INC.



                                          By:  /s/ Mark J. Gainor
                                               --------------------------------
                                               Mark J. Gainor, President


                                Index to Exhibits


Exhibit           Sequential
Number            Description

7.4      **       Securities Purchase Agreement, dated May 10, 2001, among
                  Matria Healthcare, Inc., Gainor Medical Management, LLC, Mark
                  J. Gainor and SZ Investments, LLC.


--------------
**     Filed herewith